UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 17, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Westinghouse Solar (f/k/a Akeena Solar, Inc.)

File No. 1-33695 - CF#26466
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Westinghouse Solar (f/k/a Akeena Solar, Inc.) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 2, 2011, as amended on June 14, 2011.

Based on representations by Westinghouse Solar (f/k/a Akeena Solar, Inc.) that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.26	through March 30, 2012
Exhibit 10.27	through December 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig Slivka
Special Counsel